Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 16, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Mimecast Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted September 1, 2015
CIK No. 0001644675

Dear Ms. Jacobs:

This letter is submitted on behalf of Mimecast Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of Amendment No. 3 to the draft Registration Statement on Form F-1 submitted on September 1, 2015 ( “Amendment No. 3”), as set forth in the Staff’s letter dated September 14, 2015 (the “Comment Letter”). The Company is concurrently filing the Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from Amendment No. 3).

United States Securities and Exchange Commision

October 16, 2015

Management

Committees of the Board

Audit Committee, page 105

Company Overview, page 1

1.	We note that Barnard Dallé, a partner within the Index Ventures group and a 17.0% beneficial owner of your common stock, serves on your audit committee. Please provide us with your analysis in support of the board’s determination that Mr. Dallé will satisfy the independence requirements under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that Mr. Dallé is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

RESPONSE: The Company respectfully advises the Staff that the Company’s board of directors made an affirmative determination that Mr. Dallé will meet the independence requirements for audit committee purposes under Exchange Act Rule 10A-3(b)(1). In making that determination, under Rule 10A-3(b)(1)(ii)(B), the Company’s board of directors determined that neither Mr. Dallé nor such Index Ventures is an affiliated person of the Company or any of its subsidiaries1. The board considered the fact that there will be two other venture capital fund shareholders each owning more than 5% of the Company’s stock after the offering. These two venture capital fund shareholders, Insight Venture Partners and Dawn Capital (together with Index Ventures, the “Venture Fund Shareholders”), each has a representative serving on the Company’s board of directors, and beneficially owns 19.8% and 14.5%, respectively, of the Company’s outstanding ordinary shares on an as-converted basis, which supports the board’s determination that none of these shareholders is able to exercise control over the Company (nor will one or more of these shareholders gain control over the Company through the disposition of shares by the other(s), since none are selling shareholders in the offering). Additionally, none of the Venture Fund Shareholders, including Index Ventures, will have any veto rights concerning Company actions following the offering. Furthermore, none of the Venture Fund Shareholders or the directors appointed by them currently participates, or following the offering will participate, in the day-to-day management of the Company. Finally, following the completion of the offering, none of the Venture Fund Shareholders will have other contractual rights that can be viewed as indicia of control, such as a right to designate a representative to serve on the Company’s board of directors or protective covenants requiring their consent.

[1]	Under Rule 10A-3(e)(1)(i), the term “affiliate” of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

United States Securities and Exchange Commision

October 16, 2015

Therefore, despite Index Ventures’ beneficial ownership of 17.0%2 of the Company’s outstanding ordinary shares, the board concluded that none of the Venture Fund Shareholders, including Index Ventures, will have the ability to control the Company, and therefore that neither they nor the directors associated with them should be considered an “affiliated person” that would preclude them from meeting the independence requirements for audit committee service under Rule 10A-3(b)(1)(ii)(B).

In addition, under Rule 10A-3(b)(1)(ii)(A), the Company’s board of directors considered the fact that neither Mr. Dallé nor the Index Ventures funds received any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries.

Related Party Transactions

Agreements with Officers, page 114

If we are unable to maintain successful relationships with our channel partners…, page 14

2.	We note that you have entered into written employment agreements with each of Peter Bauer, Peter Campbell and Neil Murray. Please file these agreements as exhibits to your registration statement or advise. See Instruction 4 of Instructions as to Exhibits of Form 20-F.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it did not file the agreements pursuant to the exception provided to foreign private issuers by Item 601(b)(10)(iii)(C)(v) of Regulation S-K since the Company is not required to disclose the agreements under the laws of its home jurisdiction nor has it otherwise disclosed them.

[2]	Rule 10A-3(e)(1)(ii)(A) provides a safe harbor that persons who hold less than 10% of any class of voting equity securities of a specified person would not be considered an affiliate; however, Rule 10A-3(e)(1)(ii)(B) states that the existence of this safe harbor does not create a presumption in any way that a person exceeding the ownership threshold of the safe harbor controls or is otherwise an affiliate.

United States Securities and Exchange Commision

October 16, 2015

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.	We note in your response to comment 5 you state that your “general practice is that a customer renews at a constant rate consistent with the initial subscription fee charged if the service level remains the same.” Please confirm that the instances where renewal rates are different than the initial subscription fee are not material.

RESPONSE: The Company respectfully advises the Staff that the instances where renewal rates have differed from the initial subscription fee where the service level has remained the same have not been material to date.

Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

Enclosures

cc:	Peter Bauer, Mimecast Limited

Peter Campbell, Mimecast Limited

Mark J. Macenka, Goodwin Procter LLP